Mail Stop 7010

      August 17, 2005


Mr. Michael S. Poteshman
Executive Vice President and CFO
Tupperware Corporation
14901 South Orange Blossom Trail
Orlando, FL  32837

	RE:	Form 10-K for the fiscal year ended December 25, 2004
		Form 10-Q for the quarter ended April 2, 2005
		Form 10-Q for the quarter ended July 2, 2005
		File No. 1-11657

Dear Mr. Poteshman:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-Q FOR THE PERIOD ENDED JULY 2, 2005

General

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Note 2 - Shipping and Handling Costs, page 7

Please disclose the amount of distribution costs that are included in the delivery, sales and administrative expense line item for each period presented as you agreed to do in your July 27, 2005 supplemental response to us.

Note 3 - Promotional Accruals, page 7

Please disclose the amount of promotional expenses that are included in the delivery, sales and administrative expense line item for each period presented as you agreed to do in your July 27, 2005 supplemental response to us.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Michael S. Poteshman
Tupperware Corporation
August 17, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE